Exhibit 99.7

Appendix No.5 to Item 7 of the Agenda of OJSC Rostelecom Annual General Meeting upon the results of the year 2007

Approved
by Annual General Shareholders’ Meeting
of OJSC Rostelecom held on June    , 2008
Minutes No. 1 dt. June    , 2008

REGULATIONS ON THE AUDIT COMMISSION OF

THE OPEN JOINT STOCK COMPANY
LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

(restated version No. 2)

Moscow

2008

1.	GENERAL PROVISIONS

1.1.	These Regulations on the Audit Commission of OJSC Rostelecom (“Regulations”) have been developed in accordance with the Federal Law On Joint Stock Companies and the Charter of the Company.

1.2.

These Regulations provide operating procedures of the Audit Commission, including procedures for the holding of meetings of the Audit Commission, procedures for the conduct of audits, scope of authority of the members of the Audit Commission, and procedures for their interaction with the governing bodies of the Company.

1.3.	The Audit Commission shall be elected by the General Shareholders’ Meeting in accordance with the procedure stipulated by current law and the Charter of the Company.

1.4.

The scope of authority of the Audit Commission and its individual members may be terminated in accordance with the procedure stipulated by current law, the Charter of the Company, and these Regulations.

2.	SCOPE OF COMPETENCE OF THE AUDIT COMMISSION

2.1.

The Audit Commission, acting within its scope of authority as defined by the Charter of the Company, shall supervise financial and business operations of the Company, including the operations of its Branches and Representative Offices.

2.2.	The Audit Commission shall effect such supervision by conducting audits of financial and business records of the Company, including primary accounting records and tax records.

3.	RIGHTS OF THE MEMBERS OF THE AUDIT COMMISSION

3.1.

In the course of conducting its operations the Audit Commission may request submission of, and individuals holding official positions in the governing bodies of the Company shall submit, documents related to financial and business operations of the Company, including confidential documents, doing the same in accordance with the following procedure:

3.1.1.

the request for the submission of documents related to financial and business operations of the Company may be filed with the General Director of the Company both orally and in writing (with a copy thereof being given to the Head of the internal control unit of the Company), provided that individuals holding official positions in the governing bodies of the Company may demand that the Audit Commission furnish a written confirmation of such request filed as hereinbefore described;

3.1.2.

documents related to financial and business operations of the Company shall be submitted, as requested by the Audit Commission, within 5 business days or, if for objective reasons this proves impossible, within 10 business days following the date on which the request is filed;

3.1.3.

members of the Audit Commission shall be granted access to the records of the Company, including confidential documents, at any time during normal business hours or, if necessary and subject to an appropriate written request, after normal business hours;

3.1.4.

to secure availability of documents supporting the findings of audits (reviews) of the operations of the Company, the Audit Commission may request submission of properly certified copies of documents related to financial and business operations of the Company;

3.1.5.

in the event of submission of documents containing false or misleading information, refusal to submit the documents requested, failure to meet the deadline stipulated by paragraph 3.1.2 of these Regulations, or emergence of other circumstances preventing its normal operation, the Audit Commission may demand that executive bodies of the Company take statutory actions with respect to the individuals responsible therefore, and cause the documents required to be furnished within 5 business days thereafter;

3.1.6.

all situations where executive bodies of the Company fail to comply with the provisions of paragraph 3.1.5 of these Regulations and, inter alia, fail to take statutory action against individuals responsible for any violations hereunder, shall be communicated to the Board of Directors of the Company and noted in the opinion submitted by the Audit Commission;

3.1.7.	access to financial and business records of the Company containing state secrets shall be regulated by applicable laws.

3.2.

The Audit Commission may, acting in accordance with the applicable provisions of current law and the Charter of the Company, demand convocation of the meetings of the Management Board or the Board of Directors, or of the extraordinary General Shareholders’ Meeting, to resolve the matters lying within their respective scopes of competence.

The Audit Commission of the Company may request any committee of the Board of Directors to review any matter lying within the scope of competence of such committee of the Board of Directors.

Procedures for the convocation of the meetings of the Management Board and the Board of Directors, of the extraordinary General Shareholders’ Meeting, and of the Audit Committee of the Board of Directors at the request of the Audit Commission shall be provided by current law, the Charter of the Company, and the Regulations governing the operations of the appropriate governing bodies of the Company. If such procedures are not provided as describe above, the relevant meeting shall be held within reasonable time following the request of the Audit Commission.

3.3.

The Audit Commission may demand that officers of the Company provide personal explanations with respect to any matters lying within the scope of competence of the Audit Commission. Such explanations shall be made in writing and signed by the officer providing the same. The Audit Commission shall attach such explanations to the documents supporting the findings of the appropriate audit.

3.4.

The explanations provided at the request of the Audit Commission shall be furnished within the time period allocated therefore in paragraph 3.1.2 of these Regulations. If no explanation is provided, or the explanation provided is knowingly false or misleading, the Audit Commission shall act in accordance with the same procedure as described in paragraphs 3.1.5 and 3.1.6 of these Regulations.

3.5.

When encountering extremely complex issues in the course of its operations, the Audit Commission may attract experts (individuals and/or legal entities) who are not members of the Audit Commission or employees of the Company, doing the same in accordance with the procedure stipulated by paragraph 5.4 of these Regulations.

3.6.

Upon discovery of violations related to the issues lying within its scope of competence, the Audit Commission may demand that the governing bodies of the Company impose the appropriate penalty upon the employee (officer) of the Company whose acts or omissions have resulted in such violation.

3.7.	The governing bodies of the Company shall notify the Audit Commission of the measures taken in response to such demands.

4.	DUTIES OF THE MEMBERS OF THE AUDIT COMMISSION

4.1.	The members of the Audit Commission shall have a duty to:

4.1.1.

Maintain confidentiality of the information (keep trade secrets) which become(s) known to the members of the Audit Commission in the course of performing their official duties, and to the experts involved in the conduct of audits pursuant to paragraph 3.5 of these Regulations, doing the same in accordance with current law and the internal regulations of the Company governing confidentiality issues.

4.1.2.	Submit their opinions based on the findings of audits (reviews) of financial and business operations of the Company conducted in accordance with the Charter of the Company and these Regulations.

4.2.

The members of the Audit Commission shall be liable for irregularities and violations committed by them in the course of performance of their official duties in accordance with current law of the Russian Federation.

5.	OPERATING PROCEDURES OF THE AUDIT COMMISSION

5.1.	Election and scope of authority of the Chairman and Secretary of the Audit Commission.

5.1.1.

The operations of the Audit Commission shall be managed by its Chairman who shall be elected by a simple majority vote of the members of the Audit Commission voting at the first meeting of the Audit Commission. The Chairman of the Audit Commission may be reelected at any time by resolution of the majority of the members of the Audit Commission.

5.1.2.

The candidate for the position of the Chairman of the Audit Commission may be proposed by any member of the Audit Commission. Any member of the Audit Commission may nominate himself/herself as the candidate for the position of the Chairman of the Audit Commission.

5.1.3.	The Chairman of the Audit Commission shall organize its work, convene the meetings of the Audit Commission of the Company, preside and cause the minutes thereof to be maintained thereat.

The Chairman of the Audit Commission may not influence the conclusions made by the members of the Audit Commission based on the findings of completed audits (reviews).

5.1.4.

The operations of the Audit Commission shall be supported by the Secretary of the Audit Commission who shall be elected at the first meeting of the Audit Commission. The Secretary of the Audit Commission shall be elected in accordance with the same procedure as used for the election of the Chairman of the Audit Commission.

5.1.5.

The Secretary of the Audit Commission shall, immediately upon his/her election, notify the Company of the methods for the service thereupon of documents furnished to the Audit Commission in accordance with the provisions of 6.1 of these Regulations.

5.1.6.

The Secretary of the Audit Commission shall keep the minutes and arrange for the storage of documents related to the operations of the Audit Commission in accordance with the provisions of Section 6 of these Regulations.

5.2.	Conduct of the meetings of the Audit Commission

5.2.1.

All matters which are related to the operations of the Audit Commission, and are not assigned by these Regulations to the scope of competence of the Chairman of the Audit Commission, shall be resolved at the meetings of the Audit Commission. The meetings of the Audit Commission shall be conducted as necessary, but in any event at least one time each quarter.

5.2.2.	The first meeting of the Audit Commission shall be conducted within 15 days following the date of election of the Audit Commission.

5.2.3.

The meetings of the Audit Commission shall be chaired by the Chairman of the Audit Commission. In the absence of the Chairman of the Audit Commission, the members of the Audit Commission shall, by a simple majority vote of the members attending the meeting, appoint a person to act instead of the Chairman of the Audit Commission at such meeting.

5.2.4.

Minutes shall be kept at the meeting of the Audit Commission. In the absence of the Secretary of the Audit Commission, the members of the Audit Commission shall, by a simple majority vote of the members attending the meeting, appoint a person to act instead of the Secretary of the Audit Commission at such meeting. The minutes shall be signed by the person presiding at the meeting and the Secretary of the Audit Commission.

5.2.5.	The meetings of the Audit Commission shall be conducted on a mandatory basis prior to, and upon completion of, each audit (review) of financial and business operations of the Company.

5.2.6.	The meetings of the Audit Commission may be conducted either by way of joint presence or absentee voting of the Committee members.

5.2.7.

If the meeting is conducted by absentee voting, the members of the Audit Commission shall be furnished with documents pertaining to the agenda of such meeting, and with the voting ballot enabling them to unequivocally express their position on the matters on the agenda.

The documents required for the conduct of the meeting by absentee voting shall be prepared and dispatched by the Secretary of the Audit Commission upon request of the Chairman of the Audit Commission. The Chairman of the Audit Commission shall determine the deadline for the submission of completed voting ballots wherein the members of the Audit Commission have expressed their position on the matters on the agenda.

5.2.8.	The meeting of the Audit Commission shall be deemed duly constituted if at least one half of elected members of the Audit Commission are present thereat.

If the meeting is conducted by absentee voting, it shall be deemed to have taken place if at least one half of elected members of the Audit Commission have taken part in the voting.

5.2.9.

Resolutions of the Audit Commission shall be approved by a simple majority of votes cast by the members of the Audit Commission attending the meeting (taking part in the voting in the event of absentee voting).

Each member of the Audit Commission shall have one vote. In the event of a tie, the Chairman of the Audit Commission shall have the casting vote.

5.3.	Conduct of audits by the Audit Commission.

5.3.1.

The Audit Commission shall audit financial and business operations of the Company at the end of each fiscal year. The opinion of the Audit Commission on the findings of the annual audit of financial and business operations of the Company shall be submitted to the Board of Directors at least 14 business days prior to the date of preliminary approval of the annual report by the Board of Directors of the Company.

5.3.2.

In addition to the audit (review) mentioned in paragraph 5.3.1 of these Regulations, the Audit Commission may conduct unscheduled audits (reviews) at any times, doing the same in accordance with the provisions of these Regulations.

5.3.3.	Unscheduled audits (reviews) of financial and business operations of the Company shall be conducted at the initiative of:

• General Shareholders’ Meeting of the Company;

• Board of Directors of the Company;

• Shareholder(s) holding on the aggregate at least 10% of the voting shares of the Company;

• Audit Commission of the Company.

5.3.4.

The audit (review) initiated by the General Shareholders’ Meeting or the Board of Directors shall be conducted on the basis of the appropriate resolution of the competent governing body of the Company.

The Chairman of the Audit Commission shall organize the conduct of the unscheduled audit (review) within 30 days following the date of the appropriate resolution of the General Shareholders’ Meeting or the Board of Directors.

5.3.5.

The audit (review) initiated by the shareholder(s) of the Company shall be conducted on the basis of the appropriate written request filed with the Audit Commission. The Chairman of the Audit Commission shall organize the conduct of the unscheduled audit (review) within 30 days following the date of receipt of such request.

5.3.6.

If any member of the Audit Commission deems it necessary to conduct an unscheduled audit (review) of the operations of the Company, he/she shall file the appropriate proposal with the Chairman of the Audit Commission. The Chairman of the Audit Commission shall convene a meeting of the Audit Commission to discuss the need for, and the deadline for the conduct of, such unscheduled audit (review). The unscheduled audit (review) of financial and business operations of the Company initiated by the Audit Commission shall be conducted if a majority of the members of the Audit Commission vote therefore.

5.3.7.                  At least 10 days prior to the date of the audit (review), the Chairman of the Audit Commission shall notify, in writing, the Board of Directors of the Company and the General Director of the Company (person acting in his/her stead) of the planned audit (review), matters to be audited (reviewed), initiator of the audit (review), tentative dates of the audit (review), need for the involvement in the audit (review) of experts (individuals and/or legal entities) who are not members of the Audit Commission or employees of the Company, and other materials terms of the audit (review).

5.3.8.                  To support the operations of the Audit Commission, the General Director of the Company (person acting in his/her stead) shall appoint a group of employees of the Company responsible for maintaining liaisons with the Audit Commission.

5.4.                           Procedures for the involvement of experts (individuals and/or legal entities) who are not members of the Audit Commission in certain audits (reviews) conducted by the audit commission.

5.4.1.                  In situations stipulated in paragraph 3.6 of these Regulations, the Board of Directors or any member of the Audit Commission may, at any time, file with the Chairman of the Audit Commission a proposal for the involvement in the conduct of the audit (review) of experts (individuals and/or legal entities) who are not members of the Audit Commission or employees of the Company.

The resolution with respect to the need for the involvement in the conduct of the audit (review) of experts (individuals and/or legal entities) who are not members of the Audit Commission or employees of the Company shall be approved at the meeting of the Audit Commission.

5.4.2.                  If experts (individuals and/or legal entities) who are not members of the Audit Commission can be involved on a paid basis, such involvement shall be subject to preliminary approval by the Board of Directors of the Company. In its resolution, the Board of Directors shall stipulate payment procedures and other material terms of involvement of experts (individuals and/or legal entities) who are not members of the Audit Commission in the audit (review) conducted by the Audit Commission.

5.4.3.                  The experts so involved shall be bound by a duty to maintain confidentiality (keep trade secrets) which become(s) known to them in the course of the audit (review).

In the event of involvement of such experts, the Audit Commission shall cause confidentiality agreements to be signed by and between such experts and the Company prior to their participation in the audit (review).

The agreements with such experts shall be executed, on behalf of the Company, by the General Director of the Company on the terms (including those pertaining to confidentiality) stipulated by the Board of Directors.

5.5.                           Presentation of the findings of the audits (reviews) of financial and business operations of the Company conducted by the Audit Commission

5.5.1.                  The Audit Commission shall prepare a Report on the findings of the audit (review) of financial and business operations of the Company within 5 business days following the date of completion of such audit (review).

The Report shall be prepared on the basis of written opinions of the members of the Audit Commission which participated in the audit (review), such opinions being filed by them with the Secretary of the Audit Commission within 3 business days following the date of completion of the audit (review).

The Report shall contain a narrative section detailing documented violations identified in financial and business operations of the Company in the course of the audit (review) or stating the absence thereof, and conclusions and recommendations of the Audit Commission as to the methods of correcting such violations.

The Report shall be signed by the Chairman of the Audit Commission and its members which participated in the audit (review), and submitted to the General Director of the Company (person acting in his/her stead) within 5 days following the date of the Report. Within 10 days following the date of receipt of the Report, the General Director of the Company (person acting in his/her stead) shall submit to the Audit Commission comments on all matters identified in the Report. If the comments submitted by the General Director of the Company allege the absence of certain violations, the Audit Commission shall, prior to preparing the conclusion, review such comments at the meeting of the Audit Commission attended by the relevant employees of the Company.

5.5.2.                  Based on the information contained in the Report, and on the results of the review of the comments thereon submitted by the General Director of the Company (if any), the Audit Commission shall prepare its opinion on, inter alia, accuracy and reliability of the data included into the statements and other financial documents of the Company.

5.5.3.                  The opinion of the Audit Commission shall contain the following information, including the information incorporated therein in accordance with the requirements of Article 87 of the Federal Law On Joint Stock Companies:

•                       Brief description of the Company audited (reviewed);

•                       Information about the members of the Audit Commission;

•                       Period for which the audit (review) is being conducted;

•                       Method of conduct of the audit (review);

•                       Information about the violations specified in the Report, comments on the Report submitted by the General Director of the Company, and results of review of such comments;

•                       Conclusions of the Audit Commission regarding the accuracy and reliability of the accounting statements of the Company or any portions thereof.

5.5.4.                  The opinion shall be signed by the Chairman of the Audit Commission and its members which participated in the audit (review). All disputes arising in the course of preparation of the opinion shall be settled by majority vote. Any member of the Audit Commission who is not in agreement with the conclusions contained in the opinion may provide his/her written dissenting opinion.

5.5.5.                  The opinion shall be prepared within 15 business days following the date of completion of the audit (review).

Within 5 days following the date of its completion, copies of the opinion of the Audit Commission shall be submitted to the Board of Directors (by forwarding the same to the Corporate Secretary of the Company), the General Director of the Company, and the person which initiated the audit (review) (if the audit (review) was initiated by the shareholder(s) of the Company). In all other cases, interested parties may review opinions prepared by the Audit Commission in accordance with the procedure stipulated by Article 91 of the Federal Law On Joint Stock Companies.

6.                                   RETENTION OF THE RECORDS OF THE AUDIT COMMISSION AND THEIR REVIEW BY INTERESTED PARTIES

6.1.                       All documents submitted to the Audit Commission (including requests for the conduct of audits (reviews) shall be dispatched to the Company by registered mail against receipt, or delivered to the secretariat (office) of the Company. Executive bodies of the Company shall cause all documents so received to be forwarded to the Chairman of the Audit Commission or the Secretary of the Audit Commission.

6.2.                       Opinions of the Audit Commission shall be stored at the location of the executive body of the Company. Pursuant to Article 89 of the Federal Law On Joint Stock Companies, the Secretary of the Audit Commission shall hand the minutes and opinions of the Audit Commission over to the Company prior to the election of a new Audit Commission by the General Shareholders’ Meeting of the Company.

6.3.                       Opinions of the Audit Commission shall be provided to the persons which have statutory access to such documents in accordance with the procedure stipulated by current law and the Charter of the Company.

6.4.                       All documents related to the operations of the Audit Commission, including copies of opinions and minutes of the meetings of the Audit Commission, shall be maintained by the Secretary of the Audit Commission. Upon reelection of the Secretary of the Audit Commission, he/she shall hand such documents over to the newly elected Secretary of the Audit Commission.

The Secretary of the Audit Commission shall forward copies of opinions and minutes of the meetings of the Audit Commission to the Corporate Secretary of the Company within 5 business days following the date of signing of such documents.

7.                                   LOGISTICAL SUPPORT OF THE OPERATIONS OF THE AUDIT COMMISSION REMUNERATION AND COMPENSATION OF THE MEMBERS OF THE AUDIT COMMISSION

7.1.                           The Company shall provide premises with all required office equipment (telephones, fax machines, computers, printers and other equipment as reasonably requested by the Chairman of the Audit Commission) to support the operations of the Audit Commission and, inter alia, to enable the conduct of the meetings of the Audit Commission, and for the duration of audits (reviews). The premises so provided shall be located so as not to hamper the operations of the Audit Commission.

7.2.                           The Audit Commission shall be provided, at the expense of the Company, with clerical supplies and other expendable materials as required for the operations of the Audit Commission.

7.3.                           The members of the Audit Commission shall be reimbursed for all expenses incurred by them in the course of performance by them of their official duties.

7.4.                           The members of the Audit Commission shall be paid quarterly remuneration of RUR 350,000 each for the duration of performance by them of their official duties.

The quarterly remuneration paid to the Chairman of the Audit Commission shall be increased by a factor of 1.3.

Remuneration for the quarter during which the Audit Commission is reelected, or any member of the Audit Commission withdraws from the Audit Commission in accordance with the procedure provided in Section 8 of these Regulations, shall be paid pro rata to the time during which the members of the Audit Commission actually performed their official duties.

8.                                   EARLY TERMINATION

8.1.                           The powers and authorities of any or all members of the Audit Commission may be terminated prior to the expiry of their terms in office by resolution of the General Shareholders’ Meeting of the Company.

8.2.                           The powers and authorities of the member of the Audit Commission shall be terminated upon his/her election to the Board of Directors, the Management Board, the Liquidation Committee, the Ballot Committee, or the position of the General Director of the Company. Upon the occurrence of any of the foregoing, the powers and authorities of the member of the Audit Commission shall be terminated on the date of approval by the competent governing body of the Company of the resolution on such election. Any member of the Audit Committee may vacate his/her position at any time by written notice to the Chairman of the Audit Commission and the Company. In such event, the powers and authorities of the member of the Audit Commission shall be terminated upon the date on which such notice is given.

8.3.                           Withdrawal of the Chairman of the Audit Commission from his/her position shall be subject to compliance with the following procedure:

•                       The Chairman of the Audit Commission shall notify the Company of his/her decision to withdraw from the Audit Commission;

•                       The Chairman of the Audit Commission shall convene a meeting of the Audit Commission;

•                       A new Chairman of the Audit Commission shall be elected such meeting.

8.4.                           The Chairman of the Audit Commission shall retain his/her powers and authorities, and continue to perform his/her official duties, pending the election of a new Chairman of the Audit Commission.

8.5.                           If the actual number of the members of the Audit Commission falls below half the number stipulated by the Charter of the Company, the Chairman of the Audit Commission shall notify the Board of Directors of the Company accordingly within 5 days following the occurrence of such event. The Board of Directors shall then convene an extraordinary General Shareholders’ Meeting to elect a new Audit Commission.

9.                                   FINAL PROVISIONS

9.1.                           These Regulations shall be approved at the General Shareholders’ Meeting by a simple majority of votes cast by the holders of voting shares of the Company attending such meeting.

9.2.                           All amendments and additions to these Regulations shall be approved at the General Shareholders’ Meeting by a simple majority of votes cast by the holders of voting shares of the Company attending such meeting.

9.3.                           If, following any changes in current law of the Russian Federation or the Charter of the Company, any provisions of these Regulations become inconsistent therewith, such provisions shall be deemed null and void, and pending the approval of the requisite amendments to these Regulations the members of the Audit Commission shall be guided by current law.